Exhibit 12.1

RCN CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	December 21 - December 31, 2004	January 1 - December 20, 2004	FOR THE YEAR ENDED DECEMBER 31,				For the Quarter Ended March 31,
			2003	2002	2001	2000	2005	2004
	(Successor)	(Predecessor)	(Predecessor)				(Successor)	(Predecessor)
Income (loss) from continuing operations, before income taxes and reorganizational costs	$(3,688)	$(260,381)	$(486,946)	$(1,450,622)	$(1,173,088)	$(779,474)	$(29,079)	$(98,052)
Interest expense	888	96,702	180,206	167,663	196,681	223,383	10,233	42,429
Interest component of lease rental expense	—	2,881	2,821	3,581	4,964	4,170	314	619

Income as adjusted	$(2,800)	$(160,798)	$(303,919)	$(1,279,379)	$(971,443)	$(551,921)	$(18,532)	$(55,004)

FIXED CHARGES
Interest Expense	$888	$96,702	$180,206	$167,663	$196,681	$223,383	$10,547	$42,429
Interest component of lease rental expense	—	2,881	$2,821	3,581	4,964	4,170	314	619

Total fixed charges	$888	$99,583	$183,027	$171,244	$201,645	$227,553	$10,547	$43,048

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—	—
Deficit of earnings to fixed charges	$(3,688)	$(260,381)	$(486,946)	$(1,450,622)	$(1,173,088)	$(779,474)	$(29,079)	$(98,052)